1	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Carri Lockhart
2	**Reason for the notification**	
a)	Position/status	EVP
b)	Initial notification/Amendment	Initial notification
3	**Details of issuer**	
a)	Name	Equinor ASA
b)	LEI	OW6OFBNCKXC4US5C7523
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Derivative ISIN NO0010096985
b)	Nature of the transaction	Exercise of option in connection with share savings plan

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 27.6042	38

d)	Aggregated information — Aggregated volume — Price	Volume 38 Price USD 27.6042
e)	Date of the transaction	2022-01-11
f)	Place of the transaction	XNYS – New York Stock Exchange